UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 313rd MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME and PLACE: February 17th, 2017, at 14:10 a.m., at Telefõnica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was issued in accordance to the Bylaws. The meeting was attended by the Directors of the Board of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”) that sign this minute, representing a quorum required in accordance with the Bylaws. The Board Members, Messrs. Luiz Fernando Furlan and Roberto Oliveira de Lima, participated by audio conference from Florida, the United States of America and Jakarta, Indonesia respectively. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; The Chief Revenue Officer, Mr. Christian Gebara; The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira and the presenters individually named in each of the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: After the exam and debate of the matters included in the Agenda, the members of the Board of Directors present at the meeting decided as described below:

4.1 – TO APPROVE THE FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS OPINION AND THE MANAGEMENT’S ANNUAL REPORT, RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2016 (“FINANCIAL STATEMENTS”), PRESS RELEASE, AS WELL AS THE PROPOSAL FOR CAPITAL BUDGET FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017 (“PROPOSAL FOR CAPITAL BUDGET”) AND THE PROPOSAL FOR INCOME ALLOCATION RELATED TO THE FISCAL YEAR ENDED DECEMBER 31, 2016 (“PROPOSAL FOR INCOME ALLOCATION”): Mr. David Melcon Sanchez-Friera, Chief Financial and Investor Relations Officer, together with the Director of Accounting, Mr. João Orlando Carneiro, the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster and the Director of Finance, Mr. Rodrigo Monari, presented: (i) the 2016 Financial Statements; (ii) the Proposal for Capital Budget, including the execution report of the capital budget for the fiscal year of 2016; and (iii) the Proposal for Income Allocation. The presentations were attended by the Fiscal Board Members - Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen - and the representative of Ernst & Young Auditores Independentes S.S., Mr. Ezequiel Rodriguez. In addition, the Board Members were informed that the documents in question had been previously analyzed and approved by the Audit and Control Committee and by the Fiscal Board. The independent auditor of Ernst & Young Auditores Independentes S.S. stated that there were no reservations with respect to the 2016 Financial Statements and delivered its Independent Auditors' Report, without reservations, dated February 17, 2017. The independent auditors also declared their independence from the Company. On this occasion, the Board of Directors formally positioned itself regarding the independence declaration presented by the independent auditors, informing that they were not aware of anything that might affect the said declaration of independence. Following the appreciation and discussion among those present, the Board of Directors, considering the favorable opinion of the Fiscal Board and the favorable recommendation from the Audit and Control Committee, unanimously approved the 2016 Financial Statements, the Proposal for Capital Budget and the Proposal for Income Allocation, issuing a favorable opinion, without reservations, which is filed at the Company's headquarters as an annex to these minutes, and has decided to submit said documents for the approval of the Ordinary and Extraordinary Shareholders’ Meeting to be convened by the Chairman of the Board.

Minutes of the 313rd Board of Directors Meeting Pg. 1/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 313rd MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

4.2 APPROVING THE CALL NOTICE FOR THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING: The General Secretary and Legal Officer, Mr. Breno de Oliveira, presented a proposal for a Call Notice for the Company's Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 26, 2017. The Collegiate approved the convening of said Meeting, and the Chairman of the Board was authorized to adopt the necessary measures to convene and carry out the act, subject to legal and statutory provisions.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 17th, 2017. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; José María Del Rey Osorio; Ángel Vilá Boix; Antonio Gonçalves de Oliveira; Sonia Julia Sulzbeck Villalobos; Francisco Javier de Paz Mancho; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima and Antonio Calos Valente da Silva. Fiscal Board members: Flávio Stamm, Cremênio Medola Netto and Charles Edwards Allen. Independent Auditor: Ezequiel Rodriguez. The present is also signed by the Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 313th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 17th, 2017, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Minutes of the 313rd Board of Directors Meeting Pg. 2/2

ANNEX

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. ("Company"), in the exercise of their duties and legal responsibilities, as provided for in the Brazilian Corporate Law and in the Company's Bylaws, examined and analyzed the Company's Financial Statements, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ended December 31, 2016 ("Annual Financial Statements for 2016"), as well as the Proposal for Capital Budget for the fiscal year of 2017 and the Proposal for Income Allocation for the year 2016 and, taking into account the information provided by the Company's Board of Executive Offiers, by Ernst & Young Auditores Independentes S.S. and favorable opinion of the Fiscal Board members and members of the Audit and Control Committee, they are unanimously in favor of such documents, as they adequately reflect the Company's equity and financial positions in all material respects, and determine the forwarding of such documents for approval by the Company's Ordinary and Extraordinary Shareholders' Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, February 17, 2017.

Eduardo Navarro de Carvalho Chairman of the Board of Directors	Luiz Fernando Furlan Member of the Board of Directors
Ángel Vilá Boix Member of the Board of Directors	Francisco Javier de Paz Mancho Member of the Board of Directors
Antonio Gonçalves de Oliveira Member of the Board of Directors	Ramiro Sánchez de Lerín Garcia-Ovies Member of the Board of Directors
Antonio Carlos Valente da Silva Member of the Board of Directors	Sonia Julia Sulzbeck Villalobos Member of the Board of Directors
José María Del Rey Osorio Member of the Board of Directors	Roberto Oliveira de Lima Member of the Board of Directors
Luis Francisco Javier Bastida Ibargüen Member of the Board of Directors	Narcís Serra Serra Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 21, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director